August 20, 2024

Brandon Hetzel
Chief Financial Officer and Treasurer
AFC Gamma, Inc.
525 Okeechobee Boulevard, Suite 1650
West Palm Beach, FL 33401

       Re: AFC Gamma, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated August 6, 2024
           File No. 001-39995
Dear Brandon Hetzel:

       We have reviewed your August 6, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1A. Risk Factors
Risks Related to Our Organization and Structure
Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations . . . , page 66

1. In future Exchange Act reports, please revise this risk factor disclosure to provide further
       details on the limitations on the company   s operations that result
from the maintenance of
       its exclusion from the definition of    investment company    provided
by Section 3(c)(5)(C)
       of the Investment Company Act. Please include a summary of the company
s analysis for
       classifying assets for purposes of assessing whether the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Please also include a summary of the consequences if the company meets the
       definition of    investment company    under the Investment Company Act.
 August 20, 2024
Page 2


General

2. We note that your response to our prior comment appears to be a general statement of principles rather than a tailored discussion of the company's investment guidelines or holdings. Please provide a detailed legal analysis of Commission statements or other applicable precedent to support your determination that the company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C) of the Investment Company Act. In your response, please first identify with specificity each category of assets that the company holds, or proposes to hold. Then, please explain how the company (and its subsidiaries) intend to
       treat each such category as    qualifying interests,       real
estate-type interests,    or
          miscellaneous investments,    as described in our comment. Please
provide
       comprehensive, detailed support on a category-by-category basis, including citations to any relevant Commission statements or other applicable precedent. Without limiting the generality of the foregoing, please ensure the categories addressed in your response include: (i) first and second lien loans, typically secured by mortgages and other security interests, to cannabis operators in states that have legalized medical and/or adult use cannabis and (ii) securities backed by mortgages to cannabis operators in states that have legalized medical and/or adult cannabis.
3. Please provide, as of the most recent fiscal quarter end, the value of each category of assets and the percentage of total assets represented by each such category. Please provide such figures after pro forma adjustments intended to illustrate the estimated effects of the separation of SUNS from the historical combined company and describe any such adjustments in your response.
4. Please provide a more detailed analysis with respect to the treatment of loans secured by real estate with an appraised value between 55% and 100% of the fair market value of the loan amount on the date of acquisition and clarify your statement that
they would be    real
       estate-type interests,    rather than    miscellaneous investments.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Jameson at 202-551-3511 or Marc Mehrespand at 202-551-8453 if you have questions regarding comments relating to the Investment Company Act. Please contact Catherine
De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction